UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Atmel Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

049513104

(CUSIP Number)

Louise Stanway, Ruffer LLP,80 Victoria Street, London SW1E 5JL UK Tel +44 20 7963 8146

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

31 December 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049513104	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ruffer LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION London, United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 22,813,373 shares*
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 22,813,373 shares*
	8.	SHARED DISPOSITIVE POWER 0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,813,373 shares*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 049513104	13G	Page 2 of 3 Pages

Item 1.

(a)	Name of Issuer Atmel Corporation

(b)	Address of Issuer’s Principal Executive Offices 1600 Technology Dr., San Jose CA 95110

Item 2.

(a)	Name of Person Filing This statement is being filed by Ruffer LLP, a United Kingdom regulated discretionary investment management firm.

(b)	Address of the Principal Office or, if none, residence 80 Victoria Street, London, SW1E 5JL, United Kingdom

(c)	Citizenship London, United Kingdom

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 049513104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 22,813,373 shares*

(b)	Percent of class: 5.5%*

(c)	Number of shares as to which the person has: 22,813,373 shares*

	(i)	Sole power to vote or to direct the vote 22,813,373 shares*

	(ii)	Shared power to vote or to direct the vote 0 shares

	(iii)	Sole power to dispose or to direct the disposition of 22,813,373 shares*

	(iv)	Shared power to dispose or to direct the disposition of 0 shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 000000000	13G	Page 2 of 3 Pages

*The shares of common stock, $0.001 par value per share (the “Shares”), of Atmel Corporation, a California corporation (the “Company”), reported herein are held by discretionary accounts and funds (the “Accounts”) which are managed by Ruffer LLP (“Ruffer”). Ruffer, in its capacity as the investment manager of each of the Accounts, currently has the sole power to vote and the sole power to direct the disposition of all Shares held by the Accounts. Accordingly, for the purposes of Reg. Section 240. 13d-3, Ruffer may be deemed to beneficially own an aggregate of 22,813,373 Shares, or 5.5% of the Shares deemed issued and outstanding as of December 31, 2014. The managing member of Ruffer LLP is Ruffer Management Limited, a UK incorporated limited company. Jonathan Ruffer controls Ruffer Management Limited. The beneficial ownership percentage reported herein is based on 417,358,382 Shares issued and outstanding as of December 31, 2014 as disclosed in the Company’s Quarterly Report for the quarter ended September 30, 2014, as filed with the Securities and Exchange Commission on October 31, 2014. This report shall not be deemed an admission that Ruffer, each Account or any other person is the beneficial owner of securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2015 Date

/s/ Louise Stanway Signature

Louise Stanway, Compliance Officer Name/Title